October 6, 2009

Perry J. Hinden

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3628

RE:	Adaptec, Inc.
Soliciting material pursuant to Rule 14a-12 under the Exchange Act
Filed September 29, 2009
File No. 000-15071

Ladies and Gentlemen:

On behalf of our client, Adaptec, Inc. (“Adaptec,” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2009, with respect to the soliciting material referenced above (the “Comments”). For your convenience, we are sending a copy of this letter in the traditional non-EDGAR format, and have incorporated the Staff’s comments into this response letter.

1.	The filings parties must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without proper factual foundation. In addition, the filing parties must avoid statements which omit to state any material fact necessary in order to make the statements therein not false or misleading. Refer to Exchange Act Rule 14a-9. We note the following problematic statements.

• “Is it possible that the reason for Steel’s secrecy about its plans to ‘monetize’ the business is that its real plan might be too risky and self-serving to be made public? Is it a plan borne out of desperation caused by its troubled fund?” Please provide proper factual foundation for this statement, or in the alternative, remove the statement from your document. In addition, to the extent you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.

• “As you consider Steel Partners’ proposals, you should ask yourself if you would be better off with Steel Partners representing your interests. We urge you to look at these examples when answering that question…” With respect to the first bullet point paragraph that follows, it is our understanding that the Supreme Court of Japan subsequently rejected the Tokyo court’s assertion that Steel Partners was an abusive acquirer. The Company’s disclosure of the above bullet point without providing

Page Two

additional context including this additional fact does not appear consistent with Rule 14a-9. Please provide appropriate context for this statement, or in the alternative, remove the statement from your document.

Response to Bullet #1:

Adaptec believes that it has proper factual foundation and justification to raise the issues referred to in the first bullet of the Staff’s comments. First, with respect to the possible desperation of Steel Partners’ fund as a result of its declining financial status, it is public knowledge that the value of Steel Partners’ fund has plunged in the past year, so much so that Steel Partners has been the subject of lawsuits from its investors and was forced to distribute Adaptec stock from the fund in an attempt to pacify its investors. For example, as reported by Reuters on July 31, 2009:

“Steel Partners II, which has plunged in value over the past year, was weighed down by concentrated investments in hard-to-trade assets like SPAH. The Frontier deal will create a more liquid and potentially more valuable asset.”

The “Frontier deal” referred to by Reuters was a potential bank acquisition which, just last Friday, reportedly collapsed.

Second, as to the secrecy of Steel Partners’ actions, Steel Partners has publicly stated that it seeks to “monetize” all of Adaptec’s assets. As Adaptec has pointed out to its stockholders in its filings, Steel Partners has affirmatively stated to Adaptec management that one way to use Adaptec is to use Adaptec’s assets to go into the banking industry. However, Steel Partners is absolutely silent with the stockholders as to this intent or, for that matter, any other possible plans it has once it is able to acquire control of Adaptec and monetize its assets. Adaptec believes that it is entirely appropriate for it to raise these concerns with its stockholders. The nature of Steel’s ultimate objective goes to the heart of the future of Adaptec, and yet Steel Partners is silent. Further, Adaptec believes that it is entirely appropriate to point out to its stockholders that there may be a link between the state of Steel Partners’ fund and the dramatic shift in direction Steel Partners has suggested to management of Adaptec because it militates against the concept advocated by Steel that it represents the interests of all Adaptec stockholders.

Third, it is public knowledge that Steel Partners has made a foray into the banking industry. It sought to acquire Frontier, as described above, and it controls WebBank, a Salt Lake City lender, as Adaptec has disclosed in its additional materials filed on October 6, 2009. Adaptec believes that it is self-serving for Steel Partners to take Adaptec into the banking industry, a direction that Steel wants to move, when the other 90% of Adaptec stockholders have invested in a technology company. Adaptec also believes that making this statement does not go beyond the scope of what is reasonably supported by the factual foundation, given the facts as stated above.

Page Three

This being said, Adaptec acknowledges the Staff’s concern and will provide more factual foundation and support for its statements for future statements of this character that it makes in its filings.

Response to Bullet #2:

The Staff states that “it is our understanding that the Supreme Court of Japan subsequently rejected the Tokyo court’s assertion that Steel Partners was an abusive acquirer.” We respectfully disagree with the Staff’s understanding. As we read the case, in rejecting Steel Partners’ appeal, the Supreme Court determined that it did not need to opine as to whether Steel Partners was an “abusive acquirer” in order to reach its determination as to whether the Gratuitous Allocation of Share Options (poison pill) should be upheld or struck down and, accordingly, made no determination either way. The Supreme Court stated in its opinion:1

“Therefore, regardless of whether the Appellant and its Affiliates are abusive acquirers as the original instance court ruled, on the ground as explained above, the Gratuitous Allocation of Share Options is not against the underlying idea of the principle of the equality of shareholders, and is not against the law.”

The only other reference to “abusive acquirer” in the case is to the action taken by the lower court. In the opinion, the Supreme Court stated:

“the original instance court, on July 9, ruled that the Gratuitous Allocation of Shares was necessary and appropriate as well as reasonable for the prevention of the harm to the corporate value of the counter party, and by taking into consideration that the Appellant and the Affiliates are so-called abusive acquirers, this is not against the principle of the equality of shareholders and thus against the Acts, nor is it by extremely unfair means, and dismissed the appeal”

We find nowhere in the case where the Supreme Court rejected the assertion that Steel Partners was an abusive acquirer.

Ultimately, the Supreme Court unanimously ruled that Steel Partners’ “arguments are without grounds and the ruling of the original instance court which dismissed the Application for an Injunction can be upheld in conclusion.” Steel Partners lost the appeal.

In summary, the lower court ruled that Steel Partners was an abusive acquirer, and the Supreme Court made no determination to the contrary. Accordingly, we do not believe that the disclosure by Adaptec in the soliciting materials is misleading or omits any

[1]

Our reading of the Supreme Court Decision is based on, and the quotes from the Supreme Court Decision are taken from, the translation made by Sir Ernest Satow Chair of Japanese Law, University College, University of London.

Page Four

information in violation of Rule 14a-9. In fact, we believe that it is the soliciting materials from Steel Partners that are highly misleading, as Steel Partners states that “the Supreme Court of Japan subsequently rejected the Tokyo court’s assertion that Steel Partners was an abusive acquirer.” That is a false statement; as noted above, the Supreme Court made no such determination.

We have attached to this letter a copy of the Supreme Court opinion (translated from Japanese) for the Staff’s information, with these sections highlighted.

Please do not hesitate to call me at Cooley Godward Kronish LLP at (650) 843-5819, if you have any questions or if we can provide any additional information.

Sincerely,

/S/ NANCY H. WOJTAS
Nancy H. Wojtas

Encl.

cc:	Sundi Sundaresh, Adaptec, Inc.

Eric Jensen, Cooley Godward Kronish LLP

Erik Edwards, Cooley Godward Kronish LLP

Date of the decision	2007.08.07

Case number	2007 (Kyo) No. 30

Reporter	Minshu Vol. 61 No. 5

Title	Decision upon whether the underlying idea of the principle of the equality of shareholders extends to cases where shareholders are allocated share options in a gratuitous manner.

Case name	Case of Appeal with permission against the decision to dismiss the appeal against the decision to reject an application for an interim order to prohibit the resolution of the general shareholders’ meeting.

Result	Decision of the Second Petty Bench, Dismissed

Court of the Second Instance	Tokyo High Court, Decision of July 9, 2007

Summary of the decision	1. The underlying idea of the principle of the equality of shareholders as provided by Article 109, para.1 of the Companies Act extends to cases where shareholders are granted a share option in a gratuitous manner.

2. In cases where, by the taking of control of the company by a specific shareholder, the corporate value and the common interest of shareholders would be harmed, treating the above shareholder in a discriminatory manner in order to prevent it is not against the underlying idea of the principle of the equality of shareholders as provided by Article 109, para.1 of the Companies Act, unless it is against the idea of fairness and lacks reasonableness.

3. On the matter of whether or not by the taking of control of the company by a specific shareholder, the corporate value and the common interest of shareholders would be harmed, unless there is a material flaw which deprives the legitimacy of the judgment of shareholders, the shareholders’ decision should be respected.

4. In cases where Stock Company Y, in response to the take over bid by a shareholder X, aimed at taking control of the company, allocates share options in a gratuitous manner to shareholders, the content of the share option is discriminatory in that it contains terms to the effect that while those other than X and persons affiliated with X may acquire shares by exercising the option. X and persons affiliated with X are not entitled to exercise the option and Y is entitled to acquire those share options by paying cash, under the circumstances (1)-(3) below, the granting of the above share options in a gratuitous manner to shareholders is not against the underlying idea of the principle of equality of shareholders as provided by Article 109, para.1 of the Companies Act, nor “instances where it is against the law, ordinance or the Articles of Incorporation” as provided by Article 247, para.1 ibid.

(1) The gratuitous allocation of the above share options had been approved by almost all shareholders except X and the persons affiliated with X at the general shareholders’ meeting and these shareholders have agreed that the taking of control by X would harm the corporate value and the common interest of shareholders.

(2) The procedure of the above general shareholders’ meeting was not inappropriate, and the above determination can be surmised to be a result of the fact that X and the persons affiliated with X had failed to disclose the business plan after taking control of the company and did not clarify how the investment would be recovered, and therefore, there was no material flaw in the decision of the shareholders which would deprive it of its legitimacy.

(3) The allocation of the above share options was approved by most of the shareholders other than X and the persons affiliated with X after discussion at the above general shareholders’ meeting in which X and the persons affiliated with X had a opportunity to deliver their opinion.

Furthermore, the payment which Y was to make to X and the persons affiliated with X when acquiring the share options from X coincides with the value of the share options and is not against the idea of fairness or does not lack reasonableness.

5. In cases where Stock Company Y, in response to the take over bid by a shareholder X aimed at taking control of the company allocates share options to shareholders, the content of the share option is discriminatory in that it contains terms to the effect that while those other than X and persons affiliated with X may acquire shares by exercising the option, X and persons affiliated with X are not entitled to exercise the option and Y is entitled to acquire those share options by paying cash, under the circumstances (1)-(3) below, the granting of the above share options in a gratuitous manner to shareholders, even if considering the fact that the countermeasure against the attempt to take over control was not predetermined nor was it publicly announced, is not a case where it is “effected in a substantially unfair manner” as provided by Article 247, item 2 of the Companies Act.

(1) The allocation of the above share options in a gratuitous manner is not against the underlying idea of the principle of equality of shareholders.

(2) The allocation of the above share options in a gratuitous manner has been implemented as a result of the emergence of the possibility of taking of control by X by shareholders at the general shareholders’ meeting who decided that in order to prevent the harm to the corporate value and the violation of the common interest of shareholders, such measure should be adopted even though substantial payment is required, and thus, is a measure to address emergency situation.

Furthermore, X and persons affiliated with X are paid the amount which corresponds to the value of the share options allocated to them.

(3) The allocation of the above share options in a gratuitous manner is not intended solely for the maintenance of control by directors who are actually managing the company or by those shareholders who support them.

References	(on 1 to 5) Article 109, para.1 of the Companies Act

(on 4) Article 247, item 1 of the Companies Act

(on 5) Article 247, item 2 of the Companies Act

Article 109, para.1 of the Companies Act

(1) A Stock Company shall treat its shareholders equally in accordance with the features and number of the shares they hold.

Article 247, item 1 and item 2 of the Companies Act

In the following cases, if shareholders are likely to suffer any disadvantage, shareholders may demand that the Stock Company discontinue an issue of the Share Options relating to solicitation under Article 238, item 1:

(i) In cases where such Share Option issue violates the applicable laws and regulations or articles of incorporation; or

(ii) In case where such Share Option issue is effected by using a method that is extremely unfair.

Main text of the decision	The appeal shall be dismissed.

The cost for the appeal shall be borne by the appellant.

Reasons	On the ground of appeal by representatives for appeal, AKAGAMI Hirohito and others:

1. The present case involves an application for an injunction by the appellant who is a shareholder of the counter party vis a vis the counter party issuing share options and allocating them to shareholders in a gratuitous manner on the ground that it is against the principle of equality of shareholders and is effected by substantially unfair means, and therefore, falls within Article 247, item 1 and item 2 of the Companies Act (hereinafter, “the Act”).

2. According to the records, the circumstances of the present case are as follows:

(1) The counter party to the injunction is a stock company whose primary business is the production and sale of sauce and additives and its shares are listed in the second section of the Tokyo Stock Exchange Inc. As of June 8, 2007 (hereafter, the dates are all of 2007), the numerical limit of the issuable shares of the counter party was 78,131,000 and the number of the issued shares was 19,018,565.

(2) The appellant is an investment fund involved in investment in Japan and as of May 18, held 10.25% of shares of the counter party in conjunction with its affiliated juridical persons. Furthermore, A is a limited liability company established under the law of Delaware, United States for the purpose of purchasing shares for the appellant, which are all held by the appellant.

(3) On May 18, A declared that it would initiate a take over bid (hereinafter, “the TOB”) aiming at the acquisition of all the issued shares of the counter party and submitted the report for the commencement of the take over bid to the Director of the Kanto Finance Bureau. At first, the period of the TOB was set from May 18th to June 28th and the purchase price of shares at 1,584 yen per share, but on June 15th, the period was extended to August 10, and the price was raised to 1,700 yen. The above initial purchase price was calculated on the basis of the average market price in several periods before the commencement of the TOB plus 12.82 to 18.56% premium which the appellant considered to be appropriate.

(4) The counter party submitted the declaration of their opinion with a list of questions addressed to A to the Director of the Kanto Finance Bureau on May 25th. In response, A submitted its responses (hereinafter, “the Response”) to the Director of the Kanto Finance Bureau.

(5) In the Response, it was stated that (i) the appellant has never managed a company in Japan nor does it have any plan to do so at present, (ii) has no intention to manage the counter party company, (iii) has not thought about the way to present proposals regarding the means to improve corporate value to the management, (iv) at the moment, the appellant had no business plan or management plan in cases where the appellant takes over the control of the counter party company, (v) since there is no intention on the part of the appellant to manage the daily business of the counter party, the appellant does not feel that it is necessary to respond to questions regarding the production and sales business of the counter party. There was no specific statement regarding the manner in which the investment would be recovered. Therefore, on June 7 the board of directors of the counter party determined that the TOB would harm the corporate value of the counter party and its interest as well as the common interest of shareholders, and decided to oppose the TOB. On the same day, the board of directors of the counter party decided (i) to propose the amendment to the Articles of Incorporation to the effect that matters regarding certain allocation of share options in a gratuitous manner be subject to a qualified majority vote of shareholders (hereinafter, “the Proposal for the Amendment of the Articles of Incorporation”), and (ii) to propose, provided that this is approved, to allocate share options gratuitously to the general shareholders’ meeting (hereinafter, “the Proposal” and “the General Shareholders’ Meeting” respectively) to be held on June 24 as a measure against the TOB. The summary of the part on the gratuitous allocation of share options in the Proposal for the Amendment of the Articles of Incorporation states that “the counter party will decide the issuing of share options in a gratuitous manner with the condition that certain holders of share options would be treated in a different way in the exercise or acquisition of them in order to ensure and enhance the corporate value and the common interest of shareholders by the resolution of the general shareholders’ meeting in addition to the decision of the board of directors, or by the decision of the board delegated by the resolution of the general shareholders’ meeting”. Such a resolution of the general shareholders’ meeting shall be adopted by a qualified majority vote of the shareholders”.

(6) At the General Shareholders’ Meeting, the appellant merely asked questions about the content of the defensive measure vis a vis the TOB, the total cost involving its implementation, whether or not tax liability emerges if the measure is to be implemented, the projected response of the counter party if the TOB is withdrawn and another attempt of takeover via a take over bid is made etc. The Amendment to the Article of Incorporation and the Proposal were both approved by approximately 88.7% of the votes of shareholders who were present and 83.4% of the votes of all shareholders. The outline of the allocation of share options in a gratuitous manner to shareholders approved by the General Shareholders’ Meeting (hereinafter, “the Share Options”, and “the Gratuitous Allocation of Share Options” respectively) is as follows:

a. By way of gratuitous allocation of share options, three Share Options per share of the counter party are allocated to the shareholders on the final shareholders’ list of July 10, which is the reference date, and the list of actual shareholders.

b. The Gratuitous Allocation of Share Options takes effect on July 11.

c. The number of common shares provided by the counter party per share option in case of its exercise by the holder is one (shares to be allocated).

d. Consideration for the new share which the counter party provides when the Share Option holder exercises its option is one yen per share.

e. The period of exercise of the Share Options is from September 1 to September 30.

f. Affiliated persons of the appellant, including A (jointly hereinafter, “the Appellant and the Affiliates”), are not entitled to exercise the Share Options, since they are regarded as unsuitable persons (hereinafter, “the Terms of Exercise”).

g. The counter party may, on the date determined by the board of directors (before the first day of the exercise period of the option), acquire the Share Options except for those held by the Appellant and the Affiliates and provide, as the consideration for the Share Option, ordinary shares of the allocated number per the Share Option at the time of the acquisition of the Share Options by the counter party. The counter party may, on the date determined by the board of directors (before the first day of the exercise period of the option), acquire the Share Options held by the Appellant and the Affiliates by paying 396 yen per the Share Option (hereinafter, “the Acquisition Clauses”). The above amount corresponds to one quarter of the initial acquisition price in the process of the TOB.

h. Acquisition of the Share Options by transfer is subject to the approval of the board of directors of the counter party.

(7) The board of directors of the counter party, on June 24, after the approval by the shareholders of the Proposal, decided the outline of the Gratuitous Allocation of Share Options and, after consulting the tax authorities and decided that even if the counter party is unable to acquire Share Options due to tax reasons from the Appellant and the Affiliates, who are regarded as unsuitable as option holders, the counter party would acquire all the Share Options held by them by paying 396 yen per option without causing any tax burden or obligation on them (hereinafter, “the Decision for Payment”).

3(1) Before the General Shareholders’ Meeting, on June 13, the appellant filed an application for an injunction vis a vis the Gratuitous Allocation of Share Options (hereinafter, “the Application for an Injunction”) with the first instance court on the ground that while Article 247 of the Act was applicable, or applicable by analogy, it is against the principle of equality of shareholders and is in breach of law or Articles of Incorporation (hereinafter, “the law”), and is by extremely unfair means.

(2) The first instance court, on June 28, ruled that Article 247 of the Act was applicable also to cases of gratuitous allocation of share options if such an allocation substantively affects the status of shareholders and that the underlying idea of the principle of the equality of shareholders is applicable, but found that the Gratuitous Allocation of Share Options was not against the law for the breach of the underlying idea of the principle of equality of shareholders, nor was by extremely unfair means, and dismissed the Application for an Injunction.

(3) The appellant challenged the decision to the original instance court, but the original instance court, on July 9, ruled that the Gratuitous Allocation of Shares was necessary and appropriate as well as reasonable for the prevention of the harm to the corporate value of the counter party, and by taking into consideration that the Appellant and the Affiliates are so-called abusive acquirers, this is not against the principle of the equality of shareholders and thus against the Acts, nor is it by extremely unfair means, and dismissed the appeal.

4. In the Appeal, the Appellant and the Affiliates criticise the decision of the original instance which found that that the Gratuitous Allocation of Shares was not against the principle of the equality of shareholders and thus against the law, nor was it by extremely unfair means.

(1) On the argument that it is against the principle of the equality of shareholders

a. Article 109, para.1 of the Act provides for the principle of the equality of shareholders to the effect that stock companies (hereinafter, “companies”) shall treat their shareholders in an equal manner in correspondence with the content and the number of the shares they hold.

Even if in the gratuitous allocation of share options, holders of share options are treated in a discriminatory manner, this is not directly related to the content of the shares, and therefore, it cannot be said that this is immediately against the principle of the equality of shareholders. However, while shareholders are allocated share options on the basis of their status as shareholders, Article 278, para.2 of the Act provides that the rules regarding the content and the number of share options allocated to shareholders as well as the means of its calculation should require that the allocation of share options be in proportion to the number of shares the shareholder holds, and thus, presupposes that the content of the share options allocated to shareholders should be identical with all shareholders in its content. Therefore the underlying idea of the principle of equality of shareholders should be understood to be applicable to the gratuitous allocation of share option. In the Gratuitous Allocation of Share Options, since there are discriminatory terms of exercise and acquisition of the options between the Appellant and the Affiliates on one hand and other shareholders on the other as above, if shareholders other than the Appellant and the Affiliates exercise all the share options, or if the counter party, based upon the Acquisition Clauses, acquires all of the share options of shareholders other than the Appellant and the Affiliates in exchange for shares, the Appellant and the Affiliates will suffer disadvantage of substantial dilution of their shareholding.

b. The principle of the equality of shareholders obliges the company to treat shareholders in an equal manner in accordance with the content and the number of shares they hold in order to protect the interest of each shareholder. Since the interest of each shareholder is generally inconceivable without the subsistence and development of the company, in cases where, by the taking of control of the company by a specific shareholder, the corporate value and the interest of the company, and ultimately the common interest of shareholders would be harmed, treating the above shareholder in a discriminatory manner in order to prevent this from happening is not immediately against the underlying idea of the principle of the equality of shareholders, unless it is against the idea of fairness and lacks reasonableness. On the matter of whether or not by the taking of control of the company by a specific shareholder, the corporate value, the interest of the company and ultimately the common interest of shareholders would be harmed, in the end, should be determined by the shareholders themselves to whom the profit of the company belongs. Unless there is a material flaw which deprives the legitimacy of the decision of shareholders such as the flaw in the procedure of the general shareholders’ meeting or the facts which served as the basis of shareholders’ decision did not actually exist, or was false, the shareholders’ decision should be respected.

c. In the General Shareholders’ Meeting, the Proposal was approved by around 83.4% majority of the votes. This means that most existing shareholders other than the Appellant and its Affiliates have determined that the taking of control by Appellant and its Affiliates would harm the corporate value of the counter party, the interest of the counter party, and ultimately the common interest of shareholders. The procedure of the General Shareholders’ Meeting was not flawed. Furthermore, the above decision seems to be caused by the fact that the Appellant and the Affiliates, despite their intention to acquire all the issued shares, failed to disclose the business plan after the taking of control for the reason that they had no plan to manage the counter party, nor did they disclose the plan for the recovery of investment. Therefore, the above decision has no material flaw which would deprive it of its legitimacy.

d. In the following, presupposing the decision of the shareholders to the effect that the taking of control by the appellant would harm the corporate value of the counter party, the interest of the counter party, and ultimately the common interest of shareholders at the General Shareholders’ Meeting, the problem of whether the Gratuitous Allocation of Share Options is against the idea of fairness and lacks reasonableness or not shall be examined.

The Appellant and its Affiliates are unable to exercise the Share Option or receive shares in exchange for the acquisition of the options by the counter party, since the Share Option is accompanied by the Terms of Exercise and the Clauses of Acquisition, and thus, their share will be substantially diluted.

However, the Gratuitous Allocation of Share Options was approved after discussions at the General Shareholders’ Meeting in which the Appellant and its Affiliates also had an opportunity to express their views by most shareholders other than the Appellant and its Affiliates as a necessary measure to prevent the harm to the corporate value of the counter party. Furthermore, the Appellant and its Affiliates are entitled to be paid money when the Share Options are acquired from them on the basis of the Acquisition Clause. Even if this does not happen, the Appellant and its Affiliates, according to the Payment Decision of the board of the counter party, receive payment by offering the transfer of the Share Options to the counter party. The price payable is calculated on the basis of acquisition price in the TOB which the Appellant and its Affiliates themselves determined and corresponds to the value of the Share Options. In the light of these facts, even by considering the above effect which may be cause to the Appellant and its Affiliates, it cannot be said that the Gratuitous Allocation of Share Options is against the idea of fairness and lacks reasonableness. Incidentally, if the counter party acquires the Share Options held by the Appellant and its Affiliates based upon the Acquisition Clause, the counter party has to pay a substantial amount to the Appellant and its Affiliates and therefore, arguably this may be against the common interest of the shareholders. However, as above, most existing shareholders other than the Appellant and its Affiliates have decided that in order to prevent the harm to the corporate value of the counter party by the taking of control by the appellant, such payment was inevitable. This decision should also be respected.

e. Therefore, regardless of whether the Appellant and its Affiliates are abusive acquirers as the original instance court ruled, on the ground as explained above, the Gratuitous Allocation of Share Options is not against the underlying idea of the principle of the equality of shareholders, and is not against the law.

(2) On the argument that this is by extremely unfair means It is obvious from the explanation above that the Gratuitous Allocation of Share Options is not by extremely unfair means in the light of the principle of the equality of shareholders. Also in the light of the fact that the counter party had not adopted such measures against attempts for taking control of the company as in the present case in advance and the purpose of the adoption of such measures, this cannot be found to be effected by extremely unfair means. The reasons are as follows.

The Gratuitous Allocation of Share Options was implemented hurriedly in response to the TOB by altering the Article of Incorporation of the Counter Party. The content of the measure against the attempt to take over control was not predetermined, nor was it publicly announced. Admittedly, if the problem of whether defensive measures against an attempt to take over control of the company would be adopted or not, and if they are to be adopted, their content, are determined in advance of such an attempt, it would increase the foreseeability of shareholders, investors, acquirers etc. In fact, there are increasing number of cases providing for such measures in advance. However, the absence of such advance rules does not in itself mean that adoption of defensive measures is impermissible at the time the attempt of taking over control has started. Considering the fact that the Gratuitous Allocation of Share Options was implemented as a result of the resolution of the General Shareholders’ Meeting as a measure in response to a urgent situation in order to prevent damage to the corporate value of the counter party, the interest of the counter party and ultimately the common interest of shareholders even if involves substantial amount of payment, when the TOB was suddenly initiated and the possibility of taking over control of the counter party by the Appellant and the Affiliates became real, and that as above, payment which corresponds to the value of the Share Options allocated to the Appellant and its Affiliates is made to them, even if the measure was not determined and announced in advance, the Gratuitous Allocation of Share Options cannot be found to be by extremely unfair means.

If the gratuitous allocation of share options to shareholders with discriminatory contents is primarily intended for the maintenance of control by directors who are in charge of the management or shareholders who are supporting them, and not for the maintenance of the corporate value, and ultimately the common interest of shareholders, such gratuitous allocation of share options is, as a rule, regarded as by extremely unfair means. It is evident from above that the Gratuitous Allocation of Share Options does not fall in such cases.

(3) Therefore, the Gratuitous Allocation of Share Options is not against the underlying idea of the principle of the equality of shareholders. And against the law, nor was by extremely unfair means.

5. As above, the arguments are without grounds and the ruling of the original instance court which dismissed the Application for an Injunction can be upheld in conclusion. Therefore, the justices unanimously decide as the main text of the judgment.

Presiding Judge	Justice IMAI Isao

Justice TSUNO Osamu

Justice NAKAGAWA Ryoji

Justice YOSHIDA Yuki

(Translated by Sir Ernest Satow Chair of Japanese Law, University College, University of London)